Exhibit 4.37

SETTLEMENT AGREEMENT

This Agreement (hereafter referred to as “Agreement”) is made and entered into as of January 2016 by and between

1.	Acorn International, Limited (hereafter referred to as “Acorn”), a Chinese corporation located at 18/F, 20th Building, No. 487 Tianlin Road, Shanghai 200233, Peoples Republic of China,

2.	Acorn Composite Corporation, Inc. of USA (hereafter referred to as “Roche Entity”);

3.	Robert W. Roche (US Passport No. 486956395); collectively, the “Parties”.

RECITALS:-

(A)	Various costs in the amount of US$924,756.95 (as shown in Schedule 1) were incurred by Roche Entity and/or its associated companies (as defined in the Hong Kong Companies Ordinance Cap 622) (“Associated Companies”), on behalf of and for the benefit of Acorn for the purpose of securing the commercial and business interests of Acorn (“Protective Costs”).

(B)	It is contended that Robert W. Roche incurred employment-related damages in the amount of US$297,806 (the “Employment Damages”) and certain legal fees in the amount of US$16,168.67 (the “PRC Legal Fees”), and that such amounts represent amounts owing to Robert W. Roche due to the removal of Robert W. Roche from daily management of Acorn from August 2014 to April 2015 (“Exile Period”).

(C)	The Parties desire to reach a full and final settlement pertaining to all issues and claims as specified in paragraphs (A) and (B) above or otherwise arising from the judgment dated 6 March 2015 by Justice Jones of the Grand Court of the Cayman Islands (the “Judgment”) and the Exile Period.

(D)	The Board of Directors of Acorn has concluded, without admission of liability or fault, that settlement of the Protective Costs (the “Settlement Amount”) is in the best interests of Acorn.

(E)	Robert W. Roche has agreed to waive any claim for payment or any other remedy in respect of the Employment Damages and PRC Legal Fees.

NOW THEREFORE, in consideration of the foregoing Recitals, each of which is made a contractual part of this Agreement, and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Payment by Acorn to Roche Entity. Without any admission of liability or fault, and in consideration of the releases set out in Clause 2(a) Acorn agrees to pay to Roche Entity, without delay or offset, the sum of US$924,756.95 within 7 days of the execution of this Agreement (“Payment”).

2. Releases.

(a) Each of Robert W Roche and Roche Entity on their own behalf and on behalf of all Associated Companies hereby completely and irrevocably releases, remises and forever discharges Acorn and its successors, assigns, employees, directors, and subsidiaries, from all manner of actions, causes of action, suits, debts, dues, damages, penalties, liens, expenses, costs, accounts, bonds, covenants, contracts, agreements, judgments, demands and claims whatsoever in law or equity or otherwise (“Action”) which any or all of Robert W Roche, Roche Entity, and the Associated Companies ever had, now has, or hereafter may have arising from or related to matters or allegations which are the subject matter of any of the issues arising from the Judgment, Protective Costs, the PRC Legal Fees, the Employment Damages and/or the Exile Period.

(b) Acorn hereby completely and irrevocably releases, remises and forever discharges Robert W Roche, Roche Entity, the Associated Companies and the successors, assigns, employees, directors, and subsidiaries of Robert W Roche, Roche Entity and / or the Associated Companies from all manner of Action which Acorn ever had, now has, or hereafter may have arising from or related to matters or allegations which are the subject matter of any of the issues arising from the Judgment, Protective Costs, the PRC Legal Fees, the Employment Damages and/or the Exile Period.

(c) Each of Robert W Roche and Roche Entity on their own behalf and on behalf of all Associated Companies acknowledges and agrees that this Agreement may be pleaded in bar to any Action which may be brought by any or all of them in respect of any court or other proceedings or matters relating to any issue arising from the Judgment, Protective Costs, the PRC Legal Fees, the Employment Damages and/or the Exile Period and each of them agrees and consents to such action being summarily dismissed and an award of indemnity costs being made against the person or persons bringing the action.

(d) Each of Robert W Roche and Roche Entity on their own behalf and on behalf of all Associated Companies acknowledges that they enter into this Agreement voluntarily upon their own information, investigation and legal advice. They acknowledge that although they may learn new or different information with respect to the subject matter of this Agreement, it is their intention to, and they do, by this Agreement, fully and finally settle any Action which may now exist, or may ever exist or may ever have existed in relation to any issue arising from the Judgement, Protective Costs, the PRC Legal Fees, the Employment Damages and/or the Exile Period.

3. Guarantee and Indemnity. Robert W Roche hereby unconditionally and irrevocably guarantees the performance of Roche Entity, Robert W Roche and the Associated Companies of the obligations and undertakings under or in relation to this Agreement, as if the Associated Companies were each a party to the Agreement, and subject to the same obligations, undertakings and duties as Robert W Roche and Roche Entity, and fully indemnifies Acorn for any liability, loss or costs arising from a breach by either himself, Roche Entity or any and all Associated Companies of any of the terms of this Agreement, as if the Associated Companies were each a party to the Agreement and subject to the same obligations and duties as Robert W Roche and / or Roche Entity. This Guarantee and Indemnity remains in full force and effect notwithstanding any amendment or variation to this Agreement. Acorn is not obliged to make a claim against Roche Entity or any Associated Company before claiming under the indemnity provided under this Clause 3.

4. Confidentiality and Nondisparagment.

(a) This Agreement, its terms and any negotiations, circumstances or events related to this Agreement are to remain confidential among the Parties hereto and may be disclosed to third parties only for the purpose of enforcing the terms hereof, in order to obtain professional legal or accounting advice or as otherwise required by law or applicable stock exchange rules.

(b) The Parties also hereby agree that they will not disparage, malign or defame any other Party to third parties, or make any statement or publication, whether oral or in writing, which does, or is likely to, bring any of the Parties into disrepute or ridicule, or otherwise adversely affect the reputation of any of the Parties.

5. Warranties. The Parties hereby warrant and represent that the undersigned representatives of each of the Parties has full power and authority to execute this Settlement Agreement. Each party represents and warrants that it has the financial ability to complete each party’s performance hereunder. Each party covenants, represents, and warrants that it will comply with each party’s respective obligations hereunder.

6. Entire Agreement. This Agreement contains the entire agreement between the Parties hereto with respect to the subject matter hereof, and supersedes any prior drafts, undertakings, representations, warranties, assurances, arrangement and agreements relating to the subject matter hereof. Any and all waivers, modifications, and/or amendments to this Agreement shall be in writing duly executed by all Parties.

7. Governing Law. This Agreement is to be governed by, and construed in accordance with, the laws of the Hong Kong. This Agreement shall be construed as if jointly drafted.

8. Arbitration.

(a) With the exceptions of: Any proceeding for emergency relief, for a Preliminary or Temporary Injunction, ex-parte relief, Temporary Restraining Order, action for Anton Piller (or for any similar relief), any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in English.

(b) The parties are free to make recommendations on the requisite attributes (such as nationality, language skills, etc.) and/or qualifications (such as familiarity with certain areas of law, business, and/or technology) which each party believes will be helpful in obtaining a just and efficient decision of the instant dispute, but the HKIAC shall not be bound thereby.

(c) In the event of any action for breach of, or in respect of any dispute, controversy, difference or claim arising out of or relating to, this Agreement, the prevailing party shall receive an award of its reasonable legal fees and costs.

9. Recitals. The recitals set forth at the beginning of this Agreement are incorporated by reference and made a part of this Agreement.

10. Severability. If any clause, or portion of any clause, of this Agreement is determined to be unenforceable, this will not affect the enforceability of the remainder of such clause or any other clause of this Agreement.

11. Counterparts. This Agreement may be executed in any number of counterparts and all counterparts, taken together, constitute one instrument. A party may execute this Agreement by executing any counterpart.

12. Delivery. Delivery of a copy of an executed counterpart of this Agreement by facsimile or e-mail will be deemed to have the same effect as if the original signature had been delivered to the other party.

13. Headings. Headings are for convenience only and do not affect the interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective the day and year first above written

Signed for and on behalf of

ACORN INTERNATIONAL, LIMITED

___/s/ David Naphtali_____

Name: David Naphtali

Title: Director

Signed for and on behalf of

ACORN COMPOSITE CORPORATION

_/s/ Robert W. Roche______

Name: Robert W. Roche

Title: President

Signed for ROBERT W ROCHE

_/s/ Robert W. Roche______

Robert W. Roche